UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Sagoon, Inc.
(Exact name of issuer as specified in its charter)

Delaware	20-5886599
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

13885 Hedgewood Drive #341
Woodbridge, VA 22193
(Full mailing address of principal executive offices)

703-762-6560
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

Sagoon, Inc. (the “company”) was incorporated in the State of Delaware. on December 29, 2006. The company’s first website was released for public use on November 2015. The company is one of the newest social media platforms on the market and enables users to connect and earn money pursuant to a revenue sharing model.

The consolidated financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 are unaudited, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim consolidated statements of operations not misleading have been included.

Operating Results

The company has never realized net profits and has been operating at a net loss since inception. The primary product allows users to share knowledge-based contents and socialize the gifts to family and friends.

Our net revenues for the six months ended June 30, 2022 (“Interim 2022”) was $82, compared to $0 for the six months ended June 30, 2021, (“Interim 2021”). We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

For Interim 2022, operating expenses were $573,283 compared with $630,245 for Interim 2021, a 9% decrease. We attribute this decrease primarily to decrease in consulting and professional fees which were incurred in connection but not directly related to raising capital.

As of June 30, 2022, the company had 19 full-time and part-time employees representing approximately $35,000 in monthly operating expenses.

As a result of the foregoing factors, our net loss for Interim 2022 was $592,101, compared to $666,065 for Interim 2021, a decrease of 11%. The decrease was primarily due to decreased spending on consulting and professional fees as noted above.

Although the company is not currently profitable, we believe we may reach profitability within three years based on projections. Our plan of operations over the next twelve months consists of the following:

PRODUCT DEVELOPMENT AND SUPPORT

•	Continue development and rollout of features on mobile apps and desktop services applications.
•	Continue development and beta testing of our shopping features.

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY

•	Scale the platform to support millions of users engaging.

•	Develop a robust and a scalable mobile application infrastructure to support multiple vendors’ mobile devices.

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

•	Develop partnership with retail vendors and sell channels to implement “Social Smart Card” in India and Nepal.

•	Run events for product launch, branding and tradeshow.

We believe that we require approximately $2 million to conduct planned operations for the next 12 months. We believe that the resources we currently have at hand would permit planned operations for a period in excess of twelve months. We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Liquidity and Capital Resources

As of June 30, 2022, we had $2,001,749 of cash and cash equivalents. We believe that we will be able to conduct operations for a minimum of 12 months with our current cash on hand without regard to additional proceeds we expect to receive from the Regulation A and D offerings.

During the six months ended June 30, 2021, the company sold 78,664 shares of Class C Common Stock for gross cash proceeds of approximately $1,865,000 and offering costs paid of $14,279 to various individuals under private placements and our Reg A offering. There were no such transactions during the six months ended June 30, 2022.

As of June 30, 2021, we had $1,042,717 in total liabilities. This includes a related party note payable to our Chief Executive Officer and various shareholders in the amount of $225,297. There were no such transactions during the six months ended June 30, 2022.

Trend Information

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis.

Item 2.

OTHER INFORMATION

No other information.

Item 3. Financial Statements

SAGOON, INC. AND SUBSIDIARIES

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash	$2,001,749	$2,576,749
Total current assets	2,001,749	2,576,749

Property and equipment, net	15,156	16,756
Other assets	5,020	5,020
Total assets	$2,021,925	$2,598,525

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$109,375	$143,986
Accrued liabilities	337,573	299,683
Notes payable	60,893	90,579
Related party notes payable	165,297	225,297
Total current liabilities	673,138	759,545

Notes payable	160,000	160,000
Total liabilities	833,138	919,545

Commitments and contingencies

Stockholders' Equity:
Common Stock:
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at June 30, 2022 and December 31, 2021	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 706,643 at June 30, 2022 and December 31, 2021, respectively	70	70
Additional paid-in capital	13,583,738	13,578,326
Subscriptions receivable	(8,830)	(8,830)
Accumulated deficit	(12,471,144)	(11,879,043)
Accumulated other comprehensive income (loss)	84,617	(11,879)
Total stockholders' equity	1,188,787	1,678,980
Total liabilities and stockholders' equity	$2,021,925	$2,598,525

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Six	For the Six
	Months June 30,	Months June 30,
	2022	2021
Revenues	$82	$-

Operating expenses:
General and administrative	305,950	389,653
Sales and marketing	34,843	51,011
Research and development	232,490	189,581
Total operating expenses	573,283	630,245

Operating loss	(573,201)	(630,245)

Other income (expense):
Interest expense	(18,900)	(34,511)
Total other income (expense)	(18,900)	(34,511)

Loss before provision for income taxes	(592,101)	(664,756)

Provision for income taxes	-	1,309

Net loss	(592,101)	(666,065)

Foreign currency translation gain	96,496	32,766

Total comprehensive loss	$(495,605)	$(633,299)

Basic and diluted net loss per common share	$(0.15)	$(0.17)
Weighted average shares outstanding - basic and diluted	4,057,443	3,921,682

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

										Accumulated
										other	Total
	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional	Subscriptions	Accumulated	Comprehensive	Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Receivable	Deficit	Income (Loss)	Equity
December 31, 2021	2,361,000	$236	989,800	$100	706,643	$70	$13,578,326	$(8,830)	$(11,879,043)	$(11,879)	$1,678,980
Imputed interest on related party notes	-	-	-	-	-	-	5,412	-	-	-	5,412
Total comprehensive loss	-	-	-	-	-	-	-	-	(592,101)	96,496	(495,605)
June 30, 2022	2,361,000	$236	989,800	$100	706,643	$70	$13,583,738	$(8,830)	$(12,471,144)	$84,617	$1,188,787

See accompanying notes to consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six	For the Six
	Months June 30,	Months June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(592,101)	$(666,065)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,600	1,605
Imputed interest on notes payable	5,412	6,912
Amortization of debt discount	-	6,400
Changes in operating assets and liabilities:
Accounts payable	(34,611)	(29,334)
Accrued liabilities	37,890	16,964
Net cash used in operating activities	(581,810)	(663,518)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(18,332)
Deposits and other	-	(30,479)
Net cash used in investing activities	-	(48,811)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	-	1,801,261
Offering costs paid	-	(14,279)
Repayment of notes payable	(29,686)	(90,380)
Repayment of related party notes payable	(60,000)	(33,000)
Net cash provided by financing activities	(89,686)	1,663,602

Cash effects of foreign currency	96,496	32,766

Increase in cash and cash equivalents	(575,000)	984,039
Cash and cash equivalents, beginning of year	2,576,749	364,871
Cash and cash equivalents, end of year	$2,001,749	$1,348,910

Supplemental disclosures of cash flow information:
Cash paid for interest	$13,510	$11,147
Cash paid for income taxes	$-	$1,309

Non cash investing and financing activities:
Class C common stock issued for conversion of convertible notes and accrued interest	$-	$340,251

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”). The Company’s first website was released for public use on November 2015.

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of Sagoon, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim consolidated financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of June 30, 2022, has incurred cumulative net losses of approximately $12.4 million since inception and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of June 30, 2022 and December 31, 2021, the Company's cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock did not have any dilutive securities as of June 30, 2022 and 2021.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with Accounting Standards Codification (“ASC”) 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder’s deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the six months ended June 30, 2022 and 2021.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASUs” or “ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2022 and December 31, 2021 consisted of the following:

	June 30, 2022	December 31, 2021
Computers and software	$46,073	$46,310
Furniture	13,077	13,077
Less: Accumulated depreciation	(43,994)	(42,631)
Property and equipment, net	$15,156	$16,756

Depreciation expense for the six months ended June 30, 2022 and 2021 was $1,600 and $1,605, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum. As of June 30, 2022, the Company owed principal and accrued interest of $49,949 and $115,986, respectively. As of December 31, 2021, the Company owed principal and accrued interest of $51,949 and $109,872, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. During the six months ended June 30, 2022, the Company paid $2,000 which was applied toward the principal.

During 2019, the Company issued notes to various third parties resulting in proceeds of $137,275. The notes incur interest at rates ranging from 8% to 10% per annum and have due dates of less than one year. As of June 30, 2022, principal and interest due on these notes was $25,000 and $7,200, respectively. As of December 31, 2021, principal and interest due on these notes was $25,000 and $6,200, respectively. As of June 30, 2022, the notes were past maturity and in default.

During 2020, the Company borrowed a total of $94,000, for which proceeds of $75,000 were received from a third party. The note incurs interest at 7.5% per annum to 8% per annum and matured in March 2021 and is in default as of June 30, 2022. As of June 30, 2022, the note and accrued interest was paid in full. As of December 31, 2021, the Company owed principal and accrued interest of $13,630 and $4,336, respectively.

The Company received $125,000 in payroll protection program loans (“PPP”).  These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 2 years with a 6-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees. The PPP and accrued interest was forgiven in 2021 and is recorded as a gain on forgiveness of debt.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

In June 2020, the Company received a $160,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050. No payments have been made.

Convertible Notes Payable

To date, the Company received total proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incurred interest at 15.0% per annum, were due three years from the date of the initial issuance (dates ranging from August to October 2019) and were convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount was amortizing using the straight-line method over the term of the convertible notes payable. As of December 31, 2020, no discount remained, and the notes were past their maturity and in default. In January 2021, the holders of the convertible notes payable converted the principal and accrued interest totaling $340,251 into 121,518 shares of Class C common stock.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of June 30, 2022 and December 31, 2021, principal amounts due to the Chief Executive Officer and shareholders under these loans was $165,297 and $225,297, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the six months ended June 30, 2022 and 2021, the Company recorded imputed interest expense related to these loans of $5,412 and $6,912, respectively. Accrued interest was $31,240 and $29,840 as of June 30, 2022 and December 31, 2021, respectively. During the six months ended June 30, 2022, the Company paid $60,000 toward the notes payable.

NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT)

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the six months ended June 30, 2021, the Company sold 78,664 shares of Class C common stock at per share prices ranging from $23 to $30 for gross cash proceeds of approximately $1,865,000. The Company also collected $13,087 of subscriptions receivable. As of June 30, 2021, a subscription receivable of $76,816 remained. The Company also paid approximately $14,000 in offering costs which were treated as a reduction of gross proceeds.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Subsequent to June 30, 2021, the Company has issued approximately 31,400 shares of Class C common stock at per share prices ranging from $23 to $30 for gross cash proceeds of approximately $777,000.

See Note 4 for additional transactions.

Warrants

In November 2018, the Company entered into an agreement with advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 for which equates to 152,174 warrants. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem to issuing warrants (shares of Class C common stock) for advertising. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by an independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

During the year ended December 31, 2019, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services. As of June 30, 2022 and December 31, 2021, the related asset and liability of $350,000 have been netted for financial statement presentation purposes on the accompanying consolidated balance sheet and statement of cash flows.

Capital Raising Agreements

The Company entered into two contracts for advisory and capital raising activities. These contract are for a period of six months with monthly payments ranging from $10,000 - $40,000 per months. In addition, the contracts include commissions payable in cash and or common stock at percentages of capital raised from 3% to 10%. To date no capital has been raised under these arrangements.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases other office space for its operations under leases in which have terms of one year or less. Rent expense for the six months ended June 30, 2022 and 2021 was $26,863 and $25,768, respectively.

During the six months ended June 30, 2021 and 2020, the Company paid $6,000 and $6,000, respectively, to its CEO for space utilized as the Company’s United States Headquarters.

Warrant

See Note 5 for discussion of the granting of a warrant and related commitment.

NOTE 7 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 6 for discussion of transactions with related parties.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of these financial statements through the date of filing and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

Item 4. Exhibits

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Charter documents (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
4.1	Form of Subscription Agreement for Ongoing Regulation A Offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.
6.1	Investment Agreement between Sagoon Inc. and Sagoon, LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
6.2	Employment Agreement between Sagoon Inc. and Govinda Giri dated January 1, 2018 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference.
6.3	Lease agreement between Vatika Ltd., Vatika I.T. Parks Private Limited and Sagoon India Pvt. Ltd. dated January 5, 2017 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference.
6.4	HT Warrant Purchase Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference.
6.5	HT Warrant Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference.
6.6	Loan Agreement dated April 22, 2019 between Sagoon Inc and Chetnath Bhandari (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.
6.7	Loan Agreement dated September 9, 2019 between Sagoon Inc and Gunaraj Luitel (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.
8	Form of Escrow Agreement (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A POS (Commission File No. 024-11120) and incorporated herein by reference.
11	Consent of Artesian CPA LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A POS (Commission File No. 024-11120) and incorporated herein by reference.
12	Attorney opinion on legality of the offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference,

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2022.

Sagoon, Inc.

/s/ Govinda Giri

By Govinda Giri as Chief Executive Officer of Sagoon, Inc.
Date: September 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director
September 27, 2022